Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03029966

August 28, 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
SEP - 8 2003
WASH, D.C. 188 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Sincerely yours,

Donna Balon
Vice President

dlw 9/11

v\mb\ltr\Sec12s.doc

Man Group plc
12 August 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 11 August 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$20.92, down 1.55% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
19 August 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 18 August 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.15, up 1.10% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
26 August 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 25 August 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.33, up 0.85% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release


ManGroup plc

21 August 2003

Man Group announces Board Appointments

Man Group plc today announces the appointment of Jon Aisbitt and Chris Chambers to the Board of Directors with effect from 20 August 2003.

Jon Aisbitt joins as an independent non-executive Director. He will be a member of the Audit and Risk, Remuneration and Nomination Committees. He is a chartered accountant with a long and successful career in investment banking as an advisor to many large domestic and international companies. He was a Partner and Managing Director of Goldman Sachs where he spent some 16 years, during which time he managed businesses in UK and international investment banking. Most recently he was Chairman of Goldman Sachs Australia. Before Goldman Sachs, he was at SG Warburg & Co Ltd where he worked in Corporate Finance for four years. He is a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange.

Chris Chambers joined the Man Group on 1 March 2002 as Chief Executive Officer of Man Investments. He came from Credit Suisse First Boston where he was Co-Head of European Equity Capital Markets, bringing with him significant experience in managing financial businesses on an international scale. Chris has played a key part in the integration of RMF following its acquisition by the Group in May of last year. As an executive Director he will retain his current responsibilities. He is a non-executive director of The Mayflower Corporation PLC, listed on the London Stock Exchange.

Harvey McGrath, Chairman of the Man Group, today said:

"We are delighted to welcome Jon Aisbitt and Chris Chambers to the Board. Both bring with them considerable skill and experience. Their appointment will further strengthen the Board and add a valuable dimension to the development of the business over the coming years."

There are no details to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

Enquiries

Man Group plc — **020 7285 3000**
Harvey McGrath
David Browne

Merlin Financial — **020 7606 1244**
Paul Lockstone — 07876 685200 (mobile)
Vanessa Maydon — 07802 961902 (mobile)

Notes to Editors

About Man Group plc
Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com.

Jon Aisbitt
Jon Aisbitt graduated from Pembroke College, Oxford in 1978. After qualifying as a chartered accountant, he moved in 1982 to the Corporate Finance Department of SG Warburg & Co Ltd where he remained for four years, before joining Goldman Sachs. His career at Goldman Sachs spanned 16 years where he was a Partner. At various times he held leadership positions in UK Investment Banking and European Financial Institutions, and was responsible for many of the firm's largest European clients. He was, for a number of years, a member of the Primary Markets Committee of the London Stock Exchange.

Chris Chambers
Chris Chambers was a Managing Director at Credit Suisse First Boston and European Head of Equity Capital Markets, based in London. He has been one of the leading corporate broking practitioners in the London marketplace, and has advised clients in some of the largest UK corporate transactions. He joined CSFB in 1997 when it acquired the equity franchise of BZW, where he had been a Director of Equity Capital Markets and Corporate Broking for some years, and was previously a senior executive in the institutional equity business.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel 020 7285 3000
Fax 020 7285 3665
www.mangroupplc.com

Registered in England No. [illegible]

Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-3101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com



COPY

August 28, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc